Contact

www.linkedin.com/in/
johnbonaccorso (LinkedIn)

Top Skills

Strategy
Marketing
Business Development

Languages

English

Publications

Reality Digital
Northern Exposure
Measure for Measure, MEDC does well
Crains Detroit Cover
The 9th Xchange becomes big fish

Patents

Vested Health Processing Patent

John Bonaccorso

Tech Disrupter/Marketing Innovator/Maritime Tech/Product & SaaS Marketing
Greater Tampa Bay Area

Summary

My three proudest achievements: raised two fine boys into terrific men and sold my first company to APPLE.

Founder and CEO of BoatBites, "Think UberEATS for Boaters". If you have ever been on a boat, you know this is a "must-have".

Proven track record of developing sales-driven, innovative cross-platform marketing campaigns, coupled with global activation of multi-media campaigns, brand & and product launches, experiential promotions, and Google Analytics expert. An accomplished leader who can provide clear direction, strategic thinking, and inspiration. Experienced product marketing manager in SaaS and CPG roles.

I am a creative and analytical leader, equally comfortable driving strategy and growth both internally & and externally in B2C, B2B, & SAAS companies. Led integrated go-to-market planning, & execution for technical, & B2C & B2B products. I have worked with startups from inception to exits, & and also medium size companies who needed an experienced hand to "jump in & get my hands dirty".

Experiences:

Leadership roles in cross-functional teams, product management, product marketing, demand generation SEO, evangelism, content marketing, PR, web, community, creative, brand, design, etc. Having worked with Fortune 100 companies as APPLE, American Express, Sony, Marriott, & Disney. I leverage ten-plus years of global marketing experience developing company sales and marketing strategies to grow new and existing products. Adept at product development, team building, strategy development, & senior-level sales skills.

Specialties:

Created, launched, and sold several tech companies before transitioning into the business side full-time. Creative thinker. Results-oriented marketer and strategist. Omni-channel marketer skilled in acquiring, engaging, and retaining customers. Both B2C & B2B strategy, marketing, e-commerce sales & marketing, digital marketing, google analytics, social media, product development, team leadership, marketing communications, software product management, go-to-market strategy, decision-making, customer success, customer onboarding, relationship building media & public relations, product marketing, brand positioning, brand strategy, and marketing message development. Creative campaign execution including retail, e-commerce, digital marketing, social media, packaging, and extensive branding, product marketing manager, SaaS marketing, SaaS strategy, & all aspects of global branding.

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Experience

BoatBites Inc.
Chief Executive Officer
July 2023 - Present (6 months)
United States

Your boat. Their food. Delivered. Think "UberEats" for boaters.

Utilizing multiple layers of AI, proprietary logistical algorithms, and a platform that will be the envy of land-based delivery systems.

BoatBites is a food ordering app that connects boaters & and food vendors delivering everything including fresh food, drinks, alcohol, ice, and even medicine within one hour! The app allows boaters to browse menus, order food, and track the progress of their delivery. BoatBites is a convenient and affordable way for boaters to enjoy delicious food and drinks without having to leave their boat or beach blankets.

Delivery via drone, jet ski, and who knows?

metwork
7 months

Director of Marketing And Business Development
October 2022 - April 2023 (7 months)

United States

A legal tech startup designed by lawyers for lawyers to build careers, gain mentors, and earn essential contacts.

Solutions Marketing Manager
October 2022 - April 2023 (7 months)

I'm working with a new lawyer-to-lawyer networking platform that has created an alternative to LinkedIn. @Metwork is building a free, revolutionary lawyer-only networking platform that will connect legal professionals across the country.

TPGi

Director of Product Marketing And Business Development SAAS
January 2022 - July 2022 (7 months)
Tampa, Florida, United States

MicroGenDX

Global Product Marketing Manager Next Generation DNA Sequencing (Healthcare)
January 2021 - December 2021 (1 year)

Brought on board to create the marketing plan for this disruptive healthcare technology.

MicroGenDX specializes in low-cost, highly accurate qPCR + NGS microbial DNA diagnostics — providing answers where cultures or PCR alone have failed.

Created and executed go-to-market strategic initiatives in multiple markets, created and managed national media buying $5M+, worked with the top physicians in the USA, and developed KOL plans for these physicians

9thX Ideas

Vice President Marketing
July 2015 - January 2021 (5 years 7 months)

Developing worldwide marketing and sales strategies for new and enterprise SAAS companies. I have expanded brands and bring new marketing and strategic insights to new as well as established companies. While I continue to create unique marketing technology solutions for businesses, I have also been successful in creating overall strategy, branding online and offline technologies for consumer sales. Focusing primarily on product development, innovation, marketing and business strategy, and finance, but includes general management, operations, business operations, business development, talent management, and marketing. Created and managed teams as large as 350 sales and marketing spread around the globe.

Reality Digital/ 15 Seconds of Fame Corp.
Vice-President of Global Marketing
August 2009 - June 2015 (5 years 11 months)
Central Florida/San Francisco/Detroit

Investor backed video & audio community, including streaming, distribution, storage, and delivery company. Started as an early combination of today's www.Vine.co and Instagram, 15SOF grew and evolved into a fast-growing community of talented people. After 6 years of fast growth, the company began acquiring larger technology companies in Silicon Valley. As the original founder and Chief Marketing Officer handled product development, budgeting, strategic and operational marketing initiatives.

Performance:
Set up the structure of the marketing organization for future success & raising customer acquisition by 300% in 18 months.

Grew team from 2 to 100 in various locations.

Shape brand strategically to be accepted globally and ensure our story was positioned thoughtfully throughout targeted channels internationally.

Increased engagement from the USA to over 40 counties in 12 months.

Provide guidance to the executive team on our overall marketing strategy, acquisition planning, operation development and lead the planning and execution of our brand, content, PR and events strategies.

9thXchange
CEO/Founder
July 2000 - July 2009 (9 years 1 month)
Detroit, Michigan & Orlando, Florida

Years before Apple iTunes, Blockchain, and NFTs, The 9Xchange envisioned, designed, created & marketed the first and only digital video & audio streaming marketplace and community, including NFTs in 2001. Today, this technology would bring BILLIONS of addition of new perpetual royalties to content owners.

My position was to create a totally new category in a digital world which was trying to adjust to the distribution of content via the web, my position was to create a global presence and brand awareness using digital tools which were just becoming familiar. In 2 years, I brought in customers from 24 countries and over 500,000 transactions in our first year of operations.

We developed methods to enable sales & resales of anything digital. Offering the world's 1st digital streaming service using proprietary encryption technologies to prevent virtually all theft and illegal content sharing.

The 9thXchange developed a breakthrough eCommerce software platform that ensures the collection and disbursement of royalties on every sale, resale, auction and rental of any digital products without ever infringing on applicable intellectual property or ownership rights.

Increased customer engagements by 100X in twelve months through effectively forecasting and hitting demand generation goals utilizing forward thinking creative and the ability to analyze the data received to adjust and maximize our expenditures and increase profitability.

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Education

Syracuse University
, Pre-Law · (1990 - 1994)